Exhibit 4
EMPLOYMENT AGREEMENT
     This Employment Agreement (this “Agreement”) is dated as of December 10, 2008, by and between Hirsch Electronics Corporation, a California corporation (the “Company”), and Mr. Robert Beliles (the “Employee”).
     WHEREAS, SCM Microsystems, Inc., a Delaware corporation (“Parent”), the Company and certain other parties thereto have entered into that certain Agreement and Plan of Merger dated as of December 10, 2008 (the “Merger Agreement”), pursuant to which, among other things, through a two-step merger the Company will become a wholly-owned subsidiary of Parent and be transformed into a new Delaware limited liability company (together as used herein, the “Merger”).
     WHEREAS, as an inducement for and a condition to Parent agreeing to enter into the Merger Agreement and in consideration of the transactions contemplated by the Merger Agreement, concurrently with the execution of the Merger Agreement, Employee and the Company have agreed to enter into this Agreement which will set forth the terms of Employee’s employment by the Company.
     NOW, THEREFORE, in consideration of the foregoing and the mutual promises, representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Employee agree as follows:
     1. Effective Date. This Agreement shall automatically and immediately become effective at, and not before, the Effective Time, as such term is defined in the Merger Agreement. Notwithstanding any other provision of this Agreement, if the Merger Agreement is terminated, this Agreement shall not become effective, shall have no force or effect, and shall be null and void.
     2. Employment; Employment Period; Position; Duties.
          a. The Company hereby agrees to employ Employee, and Employee hereby accepts such employment with the Company, in each case, on the terms and subject to the conditions hereinafter set forth. Subject to any earlier termination of Employee’s employment as provided herein, Employee’s employment hereunder shall be for an initial term commencing at the Effective Time and ending on the third (3rd) anniversary of the Effective Time (the “Employment Period”). Beginning on the third (3rd) anniversary and continuing on each anniversary thereafter, the employment agreement shall automatically extend for a period of one (1) year, subject to any termination of Employee’s employment as provided herein.
          b. Employee shall serve as the Company’s Vice President, Enterprise, Business Development, and shall report directly to Larry Midland (the “Reporting Officer”). Employee shall also serve in such other capacities as may be requested from time to time by the Reporting Officer, the Chief Executive Officer of the Company and/or the Board of Directors of the Company or the sole member of the Company, as the case may be (the “Board/Member”) or a duly authorized committee thereof. Employee shall perform such duties as are customarily associated with his position and as reasonably required by the Reporting Officer. Employee shall also render such other services for the Company and its subsidiaries and affiliated entities as the Company may from time to time request that are generally commensurate with such Employee’s title. Employee agrees to serve the Company faithfully and perform such duties and services using his best efforts and abilities. Employee agrees to devote his full-time attention and energies exclusively to the business of the Company and the performance of his duties and services, and to act at all times in the best interests of the Company. Employee agrees to conduct himself at all times in a business-like and professional manner as appropriate for a person in Employee’s position and to represent the Company in all respects in a manner that comports with sound business judgment in the highest ethical standards. Employee will be subject to and abide by the policies and procedures of the Company and its subsidiaries and affiliated companies, as adopted and revised by the Company or any of its subsidiaries and affiliated companies from time to time. Employee shall be subject to the direction of the Company, which shall retain full control over the means and methods by which Employee performs his duties and the above services and of the place(s) at which all such duties and services are rendered. Employee’s principal place of employment shall be at the Company’s offices in Santa Ana, California.
     3. Compensation; Benefits.
          a. Base Salary. As compensation for services rendered to the Company, Employee shall be entitled to a base salary at the annual rate of $200,000 (two hundred thousand dollars), payable in accordance with the regular payroll practices of the Company for its employees. Employee shall be eligible to such merit increases in Employee’s base salary, if any, as may be determined from time to time in the sole discretion of the Board/Member. Employee’s annual base salary rate, as in effect from time to time, is hereinafter referred to as the “Base Salary.”
          b. Bonus. Employee shall be eligible to receive an annual target based variable bonus, of up to 40% of the Employee’s annual base salary, based upon the achievement of personal performance targets established by the Parent’s Board of Directors in consultation with Employee, and the overall success of the Company. Any bonus would be subject to the terms and conditions of the Parent’s MBO Bonus Program, as the same may be amended from time to time, and the Employee’s continuing employment. The achievement of the performance and other target would be determined and any resulting bonus would be payable on a quarterly basis (up to a maximum bonus of 10% of the Employee’s annual base salary per quarter). A copy of the Parent’s MBO Bonus Program as currently in effect is attached hereto as Exhibit A.
          c. Stock Options. Upon the Effective Time, the Employee shall be eligible to participate in Parent’s Stock Option Plan. It is anticipated that the Employee will receive a one-time grant of a non-qualified stock option to purchase 25,000 (twenty-five thousand) shares of the Parent’s common stock, subject to the terms and conditions of the Parent’s Stock Option Plan. Any such grant is subject to approval by the Parent’s Board of Directors. A copy of the Parent’s Stock Option Plan as currently in effect is attached hereto as Exhibit B.
          d. Other Employee Benefits. Employee shall be eligible to receive or participate in any incentive, retirement, vacation, sick or family leave, reimbursement for travel and entertainment expenses, health and insurance or other benefits of the Company, as in effect from time to time, on the same basis as other employees of the Company occupying positions with responsibility and salary comparable to that of Employee, but in any event not materially inferior to the benefits the Employee enjoyed as an employee of the Company prior to the Merger. The Company may at any time and from time to time change, amend, modify or completely eliminate any such plans, programs and benefits available to its employees and Employee’s participation in any such plans, programs and benefits shall not affect such right of the Company; Employee agrees and acknowledges that he shall have no vested rights under or to participate in any such plans, programs and benefits except as expressly provided under the terms thereof.
     4. Termination of Employment. Employee’s employment with the Company or any of its subsidiaries or affiliated entities may be terminated by Company at any time and for any or no reason. Employee will be required to give the Company three (3) months advance written notice of any resignation of Employee’s employment. Notwithstanding any other provision of this Agreement, the provisions of this Section 4 shall exclusively govern Employee’s rights upon termination of employment with the Company and any of its subsidiaries or affiliates entities for Cause, death or Disability or any other reason.
          a. By the Company For Cause; Resignation by Employee. Employee’s employment may be terminated by the Company for Cause at any time. For purposes of this Agreement, “Cause” shall mean: (i) unsatisfactory performance in any material respect of Employee’s duties, services or responsibilities (as generally described in this Agreement) as determined by the Board/Member, provided that the Company has given Employee written notice specifying the unsatisfactory performance of his duties and responsibilities and a reasonable opportunity to cure, and Employee has failed to cure such deficiencies; (ii) a material breach by Employee of any of his obligations hereunder which remains uncured after the lapse of thirty (30) days following the date that the Company has given Employee written notice thereof; (iii) a breach by Employee of his duty not to engage in any transaction that represents, directly or indirectly, self-dealing with the Company or any of its subsidiaries or affiliated entities which has not been approved by a majority of the disinterested directors of the Board/Member or of the terms of his employment; (iv) any act of intentional dishonesty, willful misconduct, embezzlement, intentional fraud or similar conduct involving the Company or any of its subsidiaries or affiliated entities; (v) the conviction or the plea of nolo contendere or the equivalent in respect of a felony involving moral turpitude; or (vi) intentional, malicious infliction of any damage of a material nature to any property of the Company or any of its subsidiaries or affiliated entities. If Employee’s employment is terminated by the Company for Cause or by Employee for any reason, Employee shall be entitled to receive following the date of such termination: (A) the Base Salary through the date of termination; (B) reimbursement for any unreimbursed business expenses properly incurred by Employee in accordance with Company policy prior to the date of Employee’s termination; and (C) any earned but unpaid benefits, if any, through the date of termination in accordance with the applicable employee benefit plan of the Company (the amounts described in clauses (A) through (C) of this Section 4(a), reduced by any amounts owed by Employee to the Company, being referred to as the “Accrued Rights”). In addition, except as may otherwise be expressly provided in any plan, agreement or other instrument that governs the terms of any stock option or other incentive compensation, all unvested stock options and other incentive compensation shall immediately be cancelled and forfeited. Following such termination of Employee’s employment by the Company for Cause or by Employee for any reason, except as set forth in this Section 4(a), Employee shall have no further rights to any compensation or benefits from the Company or any of its subsidiaries or affiliated entities under this Agreement or otherwise.
          b. Disability or Death. Employee’s employment shall terminate upon Employee’s death and may be terminated by the Company if Employee becomes (in the good faith judgment of the Board/Member) physically or mentally incapacitated and is therefore unable for a period of three (3) consecutive months or for an aggregate of six (6) months in any twelve (12) consecutive month period to perform Employee’s duties (such incapacity is hereinafter referred to as “Disability”). Upon termination of Employee’s employment hereunder by reason of his Disability or death, Employee or Employee’s estate (as the case may be) shall be entitled to receive the Accrued Rights following the date of such termination. Employee’s rights with respect to any stock option or other incentive compensation shall be determined by the terms of any plan, agreement or other instrument that governs the terms of any such stock options or other incentive compensation. Following Employee’s termination of employment due to death or Disability, except as set forth in this Section 4(b), Employee shall have no further rights to any compensation or benefits from the Company or any of its subsidiaries or affiliated entities under this Agreement or otherwise.
          c. By the Company Without Cause. Employee’s employment may be terminated by the Company at any time without Cause. If Employee’s employment is terminated by the Company without Cause (other than by reason of death or Disability), Employee shall be entitled to receive: (i) the Accrued Rights following the date of such termination; and (ii) subject to Employee’s execution (within thirty (30) days following the date of termination) and non-revocation of a release of claims in favor of the Company in a form provided by the Company (which release excludes from its scope claims under any continuing right under any benefit or stock option plan or agreement), a payment equal to the amount of Employee’s then current Base Salary that would have been payable over a three (3) month period following the date of such termination, payable monthly in accordance with the Company’s normal payment schedule and practices beginning on the next regular payroll distribution after the date that the release of claims becomes irrevocable, and all previously granted unvested options shall cease vesting upon the date of such termination. Following Employee’s termination of employment by the Company without Cause (other than by reason of Employee’s death or Disability), except as set forth in this Section 4(c), Employee shall have no further rights to any compensation or benefits from the Company or any of its subsidiaries or affiliated entities under this Agreement or otherwise.
          d. By the Employee For Good Reason. Employee’s employment may be terminated by the Employee for Good Reason (as hereinafter defined). For purposes of this Agreement, “Good Reason” shall mean the occurrence of any of the following without the Employee’s prior written consent: (i) a material reduction of Employee’s duties, position, job title, or responsibilities; (ii) a reduction of Employee’s base salary or total compensation package; (iii) Employee being forced to relocate; or (iv) the Company requires Employee to perform illegal or fraudulent acts. However, none of the foregoing events or conditions shall constitute Good Reason unless: (x) the Employee delivers to the Company a written notice identifying in reasonable detail the act or acts constituting “Good Reason” and his intention to so terminate his employment (a “Notice of Good Reason”), within fifteen (15) days following the Employee’s knowledge of the circumstances constituting “Good Reason;” (y) the Company does not reverse or otherwise cure the event or condition within fifteen (15) days after the date that the Notice of Good Reason is delivered; and (z) the Employee resigns his employment no earlier than five (5) and no later than fifteen (15) days following the expiration of that cure period. If the Employee terminates his employment for Good Reason (other than by reason of death or Disability), Employee shall be entitled to receive: (i) the Accrued Rights following the date of such termination; and (ii) subject to Employee’s execution (within thirty (30) days following the date of termination) and non-revocation of a release of claims in favor of the Company in a form provided by the Company (which release excludes from its scope claims under any continuing right under any benefit or stock option plan or agreement), a payment equal to the amount of Employee’s then current Base Salary that would have been payable over a three (3) month period following the date of such termination, payable monthly in accordance with the Company’s normal payment schedule and practices beginning on the next regular payroll distribution after the date that the release of claims becomes irrevocable, and all previously granted unvested options shall cease vesting upon the date of such termination. Following Employee’s termination of employment by the Employee for Good Reason(other than by reason of death or Disability), except as set forth in this Section 4(d), Employee shall have no further rights to any compensation or benefits from the Company or any of its subsidiaries or affiliated entities under this Agreement or otherwise.
          e. Company Property. Upon any termination of Employee’s employment with the Company or any of its subsidiaries or affiliated entities, or earlier upon request, Employee shall promptly return to the Company all property of the Company or any of its subsidiaries or affiliated entities in Employee’s possession and deliver to the Company all copies of all correspondence, documents, data and other materials belonging to or containing proprietary information of the Company or any of its subsidiaries or affiliated entities.
          f. Section 409A Provisions.
               (i) A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and, for purposes of any such provision of this Agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.” If Employee is deemed on the date of termination to be a “specified employee” within the meaning of that term under Section 409A(a)(2)(B) of the Code, then with regard to any payment or the provision of any benefit that is considered deferred compensation under Section 409A of the Code payable on account of a “separation from service,” such payment or benefit shall be made or provided at the date which is the earlier of (A) the expiration of the six (6)-month period measured from the date of such “separation from service” of Employee, and (B) the date of Employee’s death (the “Delay Period”). Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this paragraph (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to Employee in a lump sum as soon as administratively practicable, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.
               (ii) With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by Section 409A of the Code, (A) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, (B) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, provided that the foregoing clause (B) shall not be violated without regard to expenses reimbursed under any arrangement covered by Section 105(b) of the Code solely because such expenses are subject to a limit related to the period the arrangement is in effect and (C) such payments shall be made on or before the last day of Employee’s taxable year following the taxable year in which the expense occurred.
     5. Restrictive Covenants.
          a. Confidentiality. Employee acknowledges that Employee has signed and agrees to be bound by all of the terms and conditions of that certain Non-Disclosure Proprietary Information and Inventions Agreement (the “Proprietary Information Agreement”), attached as Exhibit C to this Agreement, which agreement shall remain in full force and effect at all times during and after the Employment Period, and the terms of which shall apply with respect to the Company and its subsidiaries and affiliated entities. Notwithstanding anything to the contrary contained herein or in the Proprietary Information Agreement, neither this Agreement or the Proprietary Information Agreement shall affect any of Employee’s pre-existing obligations under any non-disclosure, non-competition or proprietary information and inventions agreement or similar agreement between Employee and the Company or any of its subsidiaries or affiliated entities.
          b. Agreement Not to Compete/Non-Solicitation. Employee agrees that during the Employment Period, Employee shall not, directly or indirectly:
               (i) acquire or hold any interest in, manage, operate, join, control, or engage or participate in any capacity in the financing, ownership, management, operation or control of, be or become an officer, director, stockholder, owner, co-owner, partner, trustee, consultant, or advisor to, contract or permit Employee’s name or likeness to be used by, or be employed by, render or perform services for or connected in any manner with, any third party, firm, company, entity, person, business or other enterprise which is engaged in any line of business in which the Company or any of its Subsidiaries or affiliated entities or any of their respective successors or assigns is engaged or proposes to be engaged during the Employment Period; provided, however, that such restriction shall not apply to any ownership as a passive investment of less than 1% of the outstanding shares of the capital stock of a publicly-held corporation if (A) such shares are actively traded on the New York Stock Exchange or the Nasdaq Global Market or similar market or exchange and (B) Employee is not otherwise associated directly or indirectly with such corporation or any affiliate of such corporation;

               (ii) encourage, induce, recruit, hire, solicit or attempt to solicit or induce, or take any other action which is intended to induce or encourage, or has the effect of inducing or encouraging, any person who is a full-time, part-time or temporary employee or contractor of the Company or any of its subsidiaries or affiliated entities or who was an employee or contractor of the Company or any of its subsidiaries or affiliated entities at any time during prior six-month period, or encourage or otherwise cause any such employee or contractor to terminate or alter his or her employment or other relationship, whether such employment is pursuant to a written agreement, for a predetermined period, or is at-will, with the Company or any of its subsidiaries or affiliated entities, or to accept employment with or perform services for any third party, firm, company, entity, person, business or other enterprise; or
               (iii) interfere or attempt to interfere with existing relationships that may exist between the Company or any of its subsidiaries or affiliated entities, or any of their respective successors or assigns, and any of their respective customers, suppliers, consultants, clients, licensees, licensors, landlords or other business relations, or approach, contact, solicit, induce, request, advise, recruit or otherwise encourage any existing or prospective customers, suppliers, consultants, clients, licensees, licensors, landlords, strategic partners or vendors, or other business relations of the Company or any of its subsidiaries or affiliated entities to cease doing business or withdraw, curtail or cancel or otherwise alter their business dealings or relationship with the Company or any of its subsidiaries or affiliated entities (including by making any negative or disparaging statements or communications about the Company or any of its subsidiaries or affiliated entities), including on behalf of or to move such business or relationship to, any third party, firm, company, entity, person, business or other enterprise; provided, however, that notwithstanding the foregoing, for purposes of this Agreement, the placement of general advertisements which may be targeted to a particular geographic or technical area but which are not targeted directly or indirectly towards employees of the Company or any of its subsidiaries or affiliated entities or any of their respective successors or assigns is engaged shall not be deemed to be a solicitation under this Agreement.
               (iv) Exceptions to this Section 5(b) can only be approved by prior written approval of the Parent’s Board of Directors.
          c. During the Employment Period and following any termination of this Agreement, Employee agrees not to make any public statements (whether written or oral and whether to the media, any third party or otherwise), that are detrimental, prejudicial, disparaging, libelous, slanderous or damaging to, or would otherwise reflect negatively on the reputation of, the Company or any of its subsidiaries or affiliated entities or any of their respective members, officers, employees, representatives, counsel, affiliates, successors, assigns, products or businesses. Employee further agrees that he will not act in any manner that might interfere with the business or disparage the reputation of the Company or any of its subsidiaries or affiliated entities or any of their respective members, officers, employees, representatives, counsel or affiliates. Nothing set forth in this Section 5(c) shall prohibit or limit in any way Employee’s right to accurately and honestly respond as required or to cooperate with any valid government, court or regulatory order or request.

          d. Remedies. Employee acknowledges that in the event of breach or threatened breach by Employee of any of the terms of this Section 5, the Company and its subsidiaries and affiliated entities would suffer significant and irreparable harm that can not be satisfactorily compensated in monetary terms, and that the remedies at law available to the Company and its subsidiaries and affiliated entities will otherwise be inadequate and, therefore, the Company and its subsidiaries and affiliated entities shall be entitled, notwithstanding the provisions of Section 10(e), to specific performance of this Agreement by Employee, including the immediate ex parte issuance of a temporary, preliminary and final injunction enjoining Employee from any such violation or threatened violation of this Section 5, and to exercise such remedies cumulatively or in conjunction with any and all other rights and remedies provided by law or in equity and under this Agreement. Employee hereby acknowledges and agrees that the Company shall not be required to post bond as a condition to obtaining or exercising any such remedies, and Employee hereby waives any such requirement or condition and the Employee agrees that he or she shall not plead adequacy of any relief at law available to the Company or its successors or assigns (as applicable) (including monetary damages) as a defense to any petition, claim or motion for preliminary or final injunctive relief to enforce any provision of this Agreement. Notwithstanding anything herein to the contrary, the Company may terminate the payment of any amount or benefits payable to Employee under this Agreement in the event of a breach of any of the covenants set forth in this Section 5.
               (i) In the event that the Employee or the Company or its successors or assigns (as applicable) should contest the enforceability of any provision of this Agreement in any court of competent jurisdiction, then any time period associated with any such challenged provision shall be deemed suspended at the time of filing the action in which such enforceability is contested. In the event that the enforceability of any such provision is upheld by such court of competent jurisdiction, all periods of appeal having expired thereon, then the remaining portion of any such time period shall automatically thereafter once again become effective. For purposes of this Agreement, the remaining portion of any such time period shall be the difference between the full stated time period in this Agreement relating to any such provision, less any time that Employee complied with such provision prior to the filing of the aforesaid action and less any time that Employee was restrained by temporary restraining order, permanent injunction or similar order issued by any court of competent jurisdiction from violating any such provision during the pendency of such action or proceeding.
               (ii) The rights and remedies of Company hereunder are not exclusive of or limited by any other rights or remedies that Company may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative), and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. Without limiting the generality of the foregoing, the rights and remedies of Company hereunder, and the obligations and liabilities of Employee hereunder, are in addition to their respective rights, remedies, obligations and liabilities under the law of unfair competition, misappropriation of trade secrets and the like. This Agreement does not limit Employee’s obligations or the rights of Company (or any affiliate of Company) under the terms of any other agreement between Employee and Company or any affiliate of Company.

               (iii) If Company, any of its Subsidiaries or affiliated entities or their respective successors or assigns (as applicable) successfully, in whole or part, asserts an action at law or in equity to enforce any of the terms of this Agreement, then Company, its Subsidiaries or affiliated entities or its successors or assigns (as applicable), shall be entitled to recover from Employee all reasonable attorneys’ fees, costs, and necessary disbursements in addition to any other relief to which it may be entitled. If Employee successfully, in whole or part, asserts an action at law or in equity to enforce any of the terms of this Agreement, then Employee shall be entitled to recover from Company, any of its Subsidiaries or affiliated entities or their respective successors or assigns (as applicable) all reasonable attorneys’ fees, costs, and necessary disbursements in addition to any other relief to which Employee may be entitled.
     6. Company Options. Employee acknowledges and agrees that at the Effective Time, any and all Company Options held by Employee as of the Effective Time will automatically and without any action by Employee be terminated in accordance with the terms and conditions of the Merger Agreement, notwithstanding anything to the contrary that may be set forth in any plan, agreement or other instrument that otherwise governs the terms of such Company Options.
     7. Indemnification. The Articles of Incorporation or the Operating Agreement of the Company, as the case may be, shall provide for indemnification of the Employee to the maximum extent permitted by law. The Company shall maintain a Directors’ and Officers’ insurance policy that is reasonably acceptable to the Parent, with such amounts of coverage that is customary given the size and business of the Company, and a premium that is commercially reasonable, for so long as the Parent maintains such insurance for the benefit of the officers of the Parent.
     8. Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon written confirmation of receipt by facsimile, (b) on the first (1st) Business Day following the date of dispatch if delivered utilizing a recognized courier under circumstances in which such courier guarantees next-day delivery (except in the case of overseas delivery, in which case notice shall be deemed duly given on the third (3rd) Business Day following the date of dispatch if delivered utilizing a recognized international courier under circumstances in which such courier guarantees such delivery) or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid (except in the case of overseas delivery, in which case notice shall be deemed duly given on confirmed receipt if delivered by registered or certified mail, return receipt requested, postage prepaid). All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:
(i)	If to Parent, to:

SCM Microsystems, Inc.
Oskar-Messter-Straße 13,
85737, Ismaning Germany
Attention: Felix Marx
Facsimile: +49.89.9595.5170
with a copy (which shall not constitute notice) to:
Gibson, Dunn & Crutcher LLP
555 Mission Street, Suite 3000
San Francisco, California 94105
Attention: Michael L. Reed
Facsimile: 415.374.8459
(ii)	If to the Company:
Hirsch Electronics Corporation
1900-B Carnegie Ave.
Santa Ana, CA 92705
Attention: Larry Midland
Facsimile: 949.250.7372
               (iii) if to Employee, to the address of Employee set forth on the signature page hereto.
     9. Taxation. The Company may withhold from any payments made to Employee under the Agreement any and all federal, state, city, foreign or other applicable taxes as shall be required pursuant to any applicable law, governmental regulation or ruling.
     10. Survival. Sections 1, 4, 5, 6, 7, 8, 9 and 10 of this Agreement shall survive and remain in full force and effect following any termination of this Agreement or Employees employment with the Company.
     11. Miscellaneous.
          a. Entire Agreement. Except as expressly set forth in Section 5(a), this Agreement, together with the Proprietary Information Agreement, constitutes the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof, including, for the avoidance of doubt, the employment letter agreement between Employee and the Company, dated January 3, 2008, which shall terminate and be of no further force and effect at the Effective Time.
          b. Amendment; Waiver. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties hereto and Parent. Any agreement on the part of a party to any waiver shall be valid only if set forth in a written instrument executed and delivered by such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.
          c. Binding Effect; Assignment. The rights and obligations of this Agreement shall bind and inure to the benefit of any successor of the Company by reorganization, merger or consolidation, or any assignee of all or substantially all of the Company’s business and properties. The Company may assign its rights and delegate its obligations hereunder to any of its affiliates without the consent of Employee, provided that Company remains ultimately liable for all of Company’s obligations hereunder. Employee’s rights or obligations under this Agreement may not be assigned by Employee.
          d. Governing Law. This Agreement shall be governed by and construed in accordance with the laws and public policy (other than conflict of laws principles) of the State of California applicable to contracts executed and to be wholly performed within such state.
          e. Dispute Resolution And Binding Arbitration. Employee and the Company agree that in the event a dispute arises concerning or relating to this Agreement, or to Employee’s employment with the Company, or any termination therefrom, all such disputes shall be submitted to binding arbitration before an arbitrator experienced in employment law. Said arbitration will be conducted in accordance with the rules applicable to employment disputes of Judicial Arbitration and Mediation Services (“JAMS”). The Company will be responsible for paying any filing fees and costs of the arbitration proceeding itself (for example, arbitrators’ fees, conference room, transcripts), but each party shall be responsible for its own attorneys’ fees. The Company and Employee agree that this promise to arbitrate covers any disputes that the Company may have against Employee, or that Employee may have against the Company and all of its affiliated entities and their directors, officers and Employees, arising out of or relating to this Agreement, the employment relationship or termination of employment, including any claims concerning the validity, interpretation, effect or violation of this Agreement; violation of any federal, state, or local law; any tort; and any other aspect of Employee’s compensation or employment. The Company and Employee further agree that arbitration as provided in this Section 10(e) shall be the exclusive and binding remedy for any such dispute and will be used instead of any court action, which is hereby expressly waived, except for any request by either party hereto for temporary or preliminary injunctive relief pending arbitration in accordance with applicable law, or an administrative claim with an administrative agency. The Federal Arbitration Act shall govern the interpretation and enforcement of such arbitration proceeding. The arbitrator shall apply the substantive law (and the law of remedies, if applicable) of the State of California, or federal law, if California law is preempted. The arbitration shall be conducted in Los Angeles, California, unless otherwise mutually agreed.
THE COMPANY AND EMPLOYEE ACKNOWLEDGE AND AGREE THAT BY AGREEING TO ARBITRATE, THEY ARE WAIVING ANY RIGHT TO BRING

AN ACTION AGAINST THE OTHER IN A COURT OF LAW, EITHER STATE OR FEDERAL, AND ARE WAIVING THE RIGHT TO HAVE CLAIMS AND DAMAGES, IF ANY, DETERMINED BY A JURY.
          f. Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law. Any provision of this Agreement which is deemed invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction and subject to this paragraph, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that any other provisions of this Agreement invalid, illegal or unenforceable in any other jurisdiction. Notwithstanding the foregoing, if any provision of this Agreement should be deemed invalid, illegal or unenforceable because its scope or duration is considered excessive, such provision shall be modified so that the scope of the provision is reduced only to the minimum extent necessary to render the modified provision valid, legal and enforceable.
          g. Employee Acknowledgment. Employee acknowledges that he has had the opportunity to consult legal counsel in regard to this Agreement, that he has read and understands this Agreement, that he is fully aware of its legal effect, and that he has entered into it freely and voluntarily and based on his own judgment and not on any representations, warranties or promises other than those contained in this Agreement.
          h. Further Assurances. Each of the parties agrees to execute, acknowledge, deliver and perform, and cause to be executed, acknowledged, delivered and performed, at any time and from time to time, as the case may be, all such further acts, deeds, assignments, transfers, conveyances, powers of attorney and assurances as may be reasonably necessary to carry out the provisions or intent of this Agreement.
          i. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party. This Agreement may be executed by facsimile signature and a facsimile signature shall constitute an original for all purposes.
[Signature page follows]

     IN WITNESS WHEREOF, the parties have duly executed this Agreement, or caused this Agreement to be duly executed, as of the day and year first above written.

HIRSCH ELECTRONICS CORPORATION
By:	/s/ Larry Midland
	Name:	Larry Midland
	Title:	President

EMPLOYEE

/s/ Robert P. Beliles, Jr. Robert P. Beliles, Jr.

Address:

29 Cherry Hills Dr.
Coto de Caza, CA 92679
[Signature page to Beliles Employment Agreement]